January 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3030

Attn:	Mr. Martin James

Senior Assistant Chief Accountant

Re:	The Gorman-Rupp Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 4, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed October 28, 2013

File No. 001-06747

Dear Mr. James:

In connection with your letter dated December 31, 2013, The Gorman-Rupp Company submits the following responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.	Comment: Please expand your response to prior comment 7 to tell us what the termination, cancellation and delay provisions are.

Response:

As we previously disclosed in a news release dated October 1, 2012, Gorman-Rupp was selected to be a provider of pumps to PCCP Constructors, a joint venture construction group whose principals are Kiewit Louisiana, MR Pittman Group and Traylor Bros, for an important New Orleans, Louisiana flood control project. The Permanent Canal Closure Project (“PCCP”) is a fixed-price contract and full government funding has been appropriated for the project. The termination, cancellation and delay provisions within the PCCP contract are governed by provisions of the Federal Acquisition Regulation (“FAR”) clauses 52.222-12 (Contract Termination-Debarment), 52.242-14 (Suspension of Work), 52.242-2 Alt. 1 (Production Progress Reports), and 52.249.10 (Default – Fixed-Price Construction). In future filings, we will expand our disclosure regarding the PCCP contract to incorporate this information.

Exhibit 13

Note G. Pensions and Other Post-retirement Benefits, page 11

2.	Comment: Further to your response to prior comment 4, please explain why you disclose that the pension losses as a result of the lump sum payments to retirees is a non-cash expense for the company. Discuss why only pension contributions have a cash effect on the company.

Response:

The lump sum payments to retirees were funded by plan assets grown from Company cash contributions to the plan in prior years. We use the term non-cash when referring to actuarially determined pension settlement losses to clarify to the user of the financial statements that this expense did not result in a direct cash outflow from the Company in the current period. As it relates to our defined benefit pension plan, cash is only affected when the Company makes a cash contribution to the plan as is presented on our cash flow statement and within Note G.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

3.	Comment: It is unclear from your response to prior comment 8 whether the 90% goal that you mention satisfies the requirements of Regulation S-K Item 303. For future filings, we encourage you to focus on the requirements of that Item.

Response:

We acknowledge the staff’s comment and will continue to focus on the requirements of Item 303 of Regulation S-K in future filings when disclosing any known or determinable trends or uncertainties that we expect will have, or are reasonably likely to have, a material impact on net sales, income from continuing operations, or liquidity and capital resources.

In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of your staff has any further questions or comments concerning the Company’s responses, please contact me at (419) 755-1397.

Sincerely,

/s/ Wayne L. Knabel
Wayne L. Knabel
Chief Financial Officer